#28


05007523

## 82- SUBMISSIONS FACING SHEET



MICROFICHE CONTROL LABEL

REGISTRANT'S NAME First Majestic Resource

*CURRENT ADDRESS


PROCESSED
MAY 02 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34823 FISCAL YEAR 6-30-04

* *Complete for initial submissions only* ** *Please note name and address changes*

*INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:*

| | | | | |
|---|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | | |

OICF/BY: dlw

DAT : 5/2/05

File No. 82-34833

RECEIVED
2005 APR 28 P 6:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ARIS
6-30-04

# FIRST MAJESTIC RESOURCE CORP.

*(A Development Stage Company)*

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

JUNE 30, 2004 AND 2003

## MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of First Majestic Resource Corp. are the responsibility of the Company's management. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and reflect management's best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company's assets are safeguarded, transactions are authorized and properly recorded and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated financial statements have been audited by G. Ross McDonald, C.A. and his report outlines the scope of his examination and gives his opinion on the financial statements.

***"Keith Neumeyer"***

Keith Neumeyer
President

October 25, 2004

# G. Ross McDonald*
**Chartered Accountant**

*Denotes incorporated professional

Suite 1402, 543 Granville Street
Vancouver, B.C. V6C 1X8
Tel: (604) 685-8646
Fax: (604) 684-6334


## AUDITOR'S REPORT

TO THE SHAREHOLDERS OF FIRST MAJESTIC RESOURCE CORP.

I have audited the consolidated balance sheets of First Majestic Resource Corp. as at June 30, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these consolidated financial statements based on my audits.

I conducted my audits in accordance with Canadian generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

*"G. Ross McDonald"*

G. Ross McDonald
Chartered Accountant

Vancouver, British Columbia
October 25, 2004

**FIRST MAJESTIC RESOURCE CORP.**
*(A Development Stage Company)*

**CONSOLIDATED BALANCE SHEETS**

**AS AT JUNE 30**

| | 2004 $ | 2003 $ |
|---|---|---|
| **ASSETS** | | |
| **CURRENT** | | |
| Cash and cash equivalents | 9,729,084 | 9,411 |
| Amounts receivable and advances | 614,087 | 13,612 |
| | 10,343,171 | 23,023 |
| **MINERAL PROPERTY INTERESTS** (Note 3) | 3,185,957 | 28,133 |
| **PLANT AND EQUIPMENT** (Note 4) | 2,078,397 | - |
| | 15,607,525 | 51,156 |
| **LIABILITIES** | | |
| **CURRENT** | | |
| Accounts payable and accrued liabilities | 3,140,363 | 138,047 |
| **PROVISION FOR RECLAMATION LIABILITIES** | 134,040 | - |
| | 3,274,403 | 138,407 |
| **SHAREHOLDERS' EQUITY** | | |
| **SHARE CAPITAL** (Note 5) | 21,568,806 | 8,435,477 |
| **CONTRIBUTED SURPLUS** | 933,037 | 637 |
| **WARRANT EXERCISES RECEIVED** (Note 5(c)) | 12,500 | - |
| **DEFICIT** | (10,181,221) | (8,523,005) |
| | 12,333,122 | (86,891) |
| | 15,607,525 | 51,156 |

**NATURE OF OPERATIONS AND GOING CONCERN** (Note 1)

**SUBSEQUENT EVENTS** (Note 14)

APPROVED ON BEHALF OF THE BOARD

Director "Keith Neumeyer"

Director "Paul Matysek"

*The accompanying notes form an integral part of these consolidated financial statements.*

**FIRST MAJESTIC RESOURCE CORP.**
*(A Development Stage Company)*

**CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT**

**FOR THE YEARS ENDED JUNE 30**

| | 2004<br>$ | 2003<br>$ |
|---|---|---|
| **EXPENSES** | | |
| Accounting and administrative services | 23,205 | 7,135 |
| Audit | 11,500 | 3,500 |
| Corporate development | 261,881 | - |
| Depreciation | 1,155 | - |
| Investor relations | 25,575 | - |
| Legal | 97,278 | 14,972 |
| Management fees | 90,376 | - |
| Office | 22,493 | 2,445 |
| Printing | 37,522 | - |
| Professional fees | 34,141 | 48,137 |
| Regulatory | 18,335 | 6,023 |
| Rent | 9,040 | - |
| Shareholder costs | 13,036 | 2,693 |
| Stock-based compensation | 932,400 | - |
| Transfer agent fees | 10,821 | 4,601 |
| Travel | 38,752 | 17,429 |
| Website | 3,412 | 3,850 |
| | 1,630,922 | 110,785 |
| **LOSS BEFORE OTHER ITEMS** | (1,630,922) | (110,785) |
| **OTHER ITEMS** | | |
| Interest income | 32,297 | - |
| Reclamation | (134,040) | - |
| Foreign exchange | 74,449 | - |
| Write-down of mineral property interests (Note 3(e)) | - | (391,324) |
| Write-off of reclamation bond | - | (5,000) |
| Write-down of other receivable | - | (15,187) |
| | (27,294) | (411,511) |
| **LOSS FOR THE YEAR** | (1,658,216) | (522,296) |
| **DEFICIT - BEGINNING OF YEAR** | (8,523,005) | (8,000,709) |
| **DEFICIT - END OF YEAR** | (10,181,221) | (8,523,005) |
| **BASIC AND DILUTED LOSS PER COMMON SHARE** | (0.15) | (0.09) |
| **WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING** | 10,832,314 | 5,781,735 |

*The accompanying notes form an integral part of these consolidated financial statements.*

**FIRST MAJESTIC RESOURCE CORP.**
*(A Development Stage Company)*

**CONSOLIDATED STATEMENTS OF CASH FLOWS**

**FOR THE YEARS ENDED JUNE 30**

| | 2004<br>$ | 2003<br>$ |
|---|---|---|
| **CASH PROVIDED FROM (USED FOR)** | | |
| **OPERATING ACTIVITIES** | | |
| Loss for the year | (1,658,216) | (522,296) |
| Adjustment for items not affecting cash | | |
| Depreciation | 1,155 | - |
| Stock-based compensation | 932,400 | - |
| Reclamation | 134,040 | - |
| Write-down of mineral property interests | - | 391,324 |
| Write-off of reclamation bond | - | 5,000 |
| Write-down of other receivable | - | 15,187 |
| | (590,621) | (110,785) |
| Net change in non-cash working capital items | | |
| Amounts receivable and advances | (587,975) | 13,184 |
| Accounts payable and accrued liabilities | 321,516 | 133,277 |
| | (857,080) | 35,676 |
| **INVESTING ACTIVITIES** | | |
| Additions to plant and equipment | (2,079,552) | - |
| Expenditures on mineral property interest | (378,157) | (261,770) |
| Proceeds from government grant on mineral property expenditures | 28,133 | - |
| | (2,429,576) | (261,770) |
| **FINANCING ACTIVITIES** | | |
| Issuance of common shares | 13,322,600 | - |
| Share issue costs | (316,271) | - |
| | 13,006,329 | - |
| **INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS** | 9,719,673 | (226,094) |
| **CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR** | 9,411 | 235,505 |
| **CASH AND CASH EQUIVALENTS - END OF YEAR** | 9,729,084 | 9,411 |
| **CASH AND CASH EQUIVALENTS COMPRISED OF:** | | |
| Cash | 3,729,084 | 9,411 |
| Term Deposits | 6,000,000 | - |
| | 9,729,084 | 9,411 |

*The accompanying notes form an integral part of these consolidated financial statements.*

## 1. NATURE OF OPERATIONS

First Majestic Resource Corp. (the "Company") is in the business of acquiring, exploring and evaluating its mineral properties in Argentina and Mexico. To date, the Company has not earned any revenue from its operations and is considered to be in the development stage. On the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. The underlying value of the mineral properties and related deferred costs is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production. The amounts shown as mineral property interests represent net costs to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.

These consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent on continued financial support from its shareholders, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company's liabilities as they become payable. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

## 2. SIGNIFICANT ACCOUNTING POLICIES

***Basis of Presentation***

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, First Majestic Resources Ltd., which was incorporated on July 2, 2002, to pursue its Manitoba mineral exploration activities and First Majestic Resources Mexico, S.A. de C.V. which was incorporated on February 9, 2004 to pursue its Mexican mineral exploration activities. Inter-company balances and transactions are eliminated on consolidation.

***Use of Estimates***

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

***Cash and Cash Equivalents***

Cash and cash equivalents includes short-term deposits maturing within 90 days of the original date of acquisition.

## 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

### *Mineral Property Interests*

Mineral property costs and exploration, development and field support costs directly relating to mineral properties are deferred until the property to which they directly relate is placed into production, sold or abandoned. The deferred costs will be amortized over the useful life of the orebody following commencement of production or written off if the property is sold or abandoned. Administration costs and other exploration costs that do not relate to any specific property are expensed as incurred.

On a periodic basis, management reviews the carrying values of deferred mineral property acquisition and exploration expenditures with a view to assessing whether there has been any impairment in value. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company's assessment of its ability to sell the property for an amount less than the deferred costs, provision is made for the impairment in value.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

From time to time, the Company acquires or disposes of properties pursuant to the terms of options agreements. Options are exercisable entirely at the discretion of the optionee and accordingly, are recorded as mineral property costs or recoveries when the payments are made or received.

### *Government Grants*

The Company applies for funding under the Manitoba Mineral Exploration Assistance Program ("MEAP"), with respect to certain exploration costs incurred in that province. The MEAP is accounted for using the cost reduction approach whereby the amounts received or receivable are applied to reduce the cost of the related assets or related deferred expenditures or expenses.

### *Translation of Foreign Currencies*

Monetary items are translated at the rate of exchange in effect at the balance sheet date. Non-monetary items are translated at average rates in effect during the period in which they were earned or incurred. Gains and losses resulting from the fluctuation of foreign exchange rates have been included in the determination of income.

### *Income Taxes*

The Company uses the asset and liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases (temporary differences), using enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

## 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

### *Plant and Equipment*

Plant and equipment are recorded at cost less accumulated depreciation applied from the commencement of operations, calculated using the following methods and annual rates:

| | |
|---|---|
| Office equipment | 20% Straight-line |
| Mine equipment | 12% Straight-line |
| Building | 5% Straight-line |

### *Environmental and Site Reclamation Costs*

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest. The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

Estimated site reclamation costs are recorded as a liability.

### *Asset Retirement Obligations*

The fair value of a liability for an asset retirement obligation is recognized when a reasonable estimate of fair value can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. As at June 30, 2004, the Company did not have any asset retirement obligations.

### *Impairment of Long-Lived Assets*

Long-lived assets are assessed for impairment when events and circumstances warrant. The carrying value of a long-lived asset is impaired when the carrying amount exceeds the estimated undiscounted net cash flow from use and fair value. In that event, the amount by which the carrying value of an impaired long-lived asset exceeds its fair value is charged to earnings.

### *Loss Per Share*

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method. The effects of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted losses per share are the same.

FIRST MAJESTIC RESOURCE CORP.
*(A Development Stage Company)*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2004 AND 2003

2. **SIGNIFICANT ACCOUNTING POLICIES** (continued)

***Stock Based Compensation***

Effective July 1, 2003, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based Compensation and other Stock-based payments. The Company follows the fair value method for recording compensation for all awards made to directors, employees and non-employees including stock appreciation rights, direct awards of stock and awards that call for settlement in cash or other assets.

3. **MINERAL PROPERTY INTERESTS**

Expenditures incurred on mineral property interests are as follows:

| | 2004 | | | 2003 | | |
|---|---|---|---|---|---|---|
| | Acquisition Costs $ | Deferred Exploration Costs $ | Total Costs $ | Acquisition Costs $ | Deferred Exploration Costs $ | Total Costs $ |
| Mexico | | | | | | |
| Niko | 85,935 | 266,208 | 352,143 | - | - | - |
| La Parilla | 2,457,687 | 64,215 | 2,521,902 | - | - | - |
| Other | 137,488 | 17,675 | 155,163 | - | - | - |
| Argentina | | | | | | |
| Platino | 76,000 | 80,749 | 156,749 | - | - | - |
| Canada | | | | | | |
| Wekusko Lake | - | - | - | - | 28,133 | 28,133 |
| | 2,757,110 | 428,847 | 3,185,957 | - | 28,133 | 28,133 |

Refer to Schedule of Mineral Property Interest.

a) Niko Silver Project, Mexico

On August 7, 2003, as amended December 28, 2003, the Company entered into an agreement with JABA Exploration Inc. ("JABA"), a public company trading on the TSX Venture Exchange ("TSXV"), to earn an 80% interest in four mineral concessions (the "Niko Silver Project") located in Chihuahua State, Mexico. As of June 30, 2004 the Company has issued 200,000 common shares valued at $0.28 per share, to JABA. In addition the Company is required to:

i) keep the Niko Silver Project in good standing, which includes payment of annual taxes and timely completion and submittal of all reporting requirements;

ii) commit to work expenditures and making property payments to the underlying property owners as follows:

3. **MINERAL PROPERTY INTERESTS** (continued)

Work Expenditures

| US $ | |
|---|---|
| 350,000 | on or before December 31, 2004 |
| 250,000 | on or before December 31, 2005 |
| 300,000 | on or before December 31, 2006 |
| 900,000 | |

Property Payments

| US $ | |
|---|---|
| 15,000 | on or before January 01, 2004 (Paid) |
| 20,000 | on or before January 01, 2005 |
| 25,000 | on or before January 01, 2006 |
| 50,000 | on or before January 01, 2007 |
| 50,000 | on or before January 01, 2008 |
| 100,000 | on or before January 01, 2009 |

Greater of 2% net smelter return or US $100,000 on January 1, 2010 and each year thereafter

iii) issue 150,000 shares on every anniversary beginning September 12, 2004 (deadline extended pending the completion of an evaluation of results), until a bankable feasibility is completed; and

iv) the Company will have earned a 70% interest after completing the US $900,000 work program and as long as it makes annual property payments. The Company can earn an additional 10% interest to 80% by completing a bankable feasibility study.

The underlying property owner retains a 2% NSR on all metals produced on the Niko Silver Project. The Company has the right to purchase the 2% NSR by paying the owner US $6,000,000 within the next seven years. JABA also has the option of being the operator in years one and two.

If JABA elects not to pay it's 20% share to put the Company's claims into production within 90 days after receipt of a bankable feasibility study then JABA retains the right to a 10% carried interest to commercial production.

b) Platino Porphyry Project, Argentina

On October 17, 2003, the Company entered into an option agreement, with JABA whereby the Company can earn up to an 80% interest in three mineral concessions (the "Platino Porphyry Project") located in Chubut Province, Argentina.

To earn an initial 60% interest the Company must:

i) keep the Platino Porphyry Project in good standing;

3. **MINERAL PROPERTY INTERESTS** (continued)

ii) commit to a total of US $3 million of work programs over four years to December 15, 2007; and

iii) pay JABA $5,000 (paid) and issue a total of 850,000 (100,000 shares issued, valued at $0.71 per share) common shares of the Company over three years.

The Company may earn an additional 20% interest by completion of a bankable feasibility study within five years of the completion of the work programs and by issuing 100,000 common shares annually and committing to a minimum US $100,000 work program.

c) La Parilla Silver Mine, Mexico

On January 9, 2004, the Company entered into a purchase agreement, with parties who are at arms length to the Company, to acquire the La Parrilla Silver Mine, located approximately 65 kilometres south-east of the city of Durango, Mexico. The acquisition includes all mining properties, assets and equipment, including a processing mill, and mining concessions covering an area of 280 hectares. The purchase price is US $3 million payable over a twelve month period as follows:

| US $ | Date |
|---:|---|
| 1,000,000 | On closing (paid) |
| 500,000 | July 16, 2004 |
| 500,000 | October 16, 2004 |
| 1,000,000 | April 16, 2005 |
| 3,000,000 | |

Completion of the agreement was subject to completion of due diligence procedures by the Company and all necessary regulatory approvals. A finder's fee of US $182,500 was payable to a director of the Company.

The Company has completed its due diligence and received regulatory approval to complete the purchase. Closing of the purchase occurred on May 12, 2004 and the Company made the initial US $1 million payment.

Subsequent to June 30, 2004, the Company made further payments totaling U.S.$1 million.

d) Chalchihuites Group Properties

Perseverancia and Other Properties

On June 8, 2004, the Company entered into an option agreement to purchase 5 mining concessions and one mining exploration concession located in Chalchihuites, Zacatecas, Mexico in consideration of cash payments in the aggregate of US $4,000,000 payable over a 3 year period to June 8, 2007 and incurring a total of US $500,000 of expenditures on the property over the same 3 year period, of which US $150,000 is to be spent within 6 months of the date of the agreement.

In March, 2004, the Company entered into 6 option agreements for the acquisition of additional mining concessions comprising approximately 195 hectares in the Chalchihuites area for a total

3. **MINERAL PROPERTY INTERESTS** (continued)

purchase price of US $1,425,000 payable over a 3 year period and incurring a combined US $500,000 of expenditures on the properties over a 3 year period.

A finder's fee in the aggregate of US$303,750 is payable to a director of the Company, in the event that all of the options are exercised. The fee will be calculated and paid in stages based upon the total amount of the option payments made on the Perseverancia and other properties.

e) Wekusko Lake Properties

In fiscal 2003, the Company had an option to acquire up to a 100% interest in the Wekusko Lake Properties and the Ferro Gold Mine, located in the Snow Lake area, Manitoba. As at June 30, 2003, the Company did not complete its exploration commitment as required pursuant to the terms of its option nor issue 300,000 shares required at the completion of the Phase I exploration program. The Company was put on notice of its deficiencies. The Company and the optionor were unable to resolve the deficiencies and the agreement was terminated. At June 30, 2003, the Company wrote-down costs incurred on the properties by $391,324, to a carrying value of $28,133, which amount was recovered pursuant to a MEAP grant received in fiscal 2004.

4. **PLANT AND EQUIPMENT**

| | Cost<br>$ | Accumulated Deprecation<br>$ | Net Book Value<br>$ |
|---|---|---|---|
| Building and mine equipment | 2,067,997 | - | 2,067,997 |
| Office equipment | 11,555 | 1,155 | 10,400 |
| | 2,079,552 | 1,155 | 2,078,397 |

5. **SHARE CAPITAL**

Authorized - unlimited common shares without par value

| Issued - | 2004 | | 2003 | |
|---|---|---|---|---|
| | Shares | $ | Shares | $ |
| Balance- beginning of year | 5,781,735 | 8,435,477 | 5,781,735 | 8,435,477 |
| Issued during the year | | | | |
| For cash: | | | | |
| Private placements | 11,000,000 | 12,200,000 | - | - |
| Exercise of options | 135,000 | 47,250 | - | - |
| Exercise of warrants | 4,034,500 | 1,075,350 | - | - |
| For mineral properties | 300,000 | 127,000 | - | - |
| For finder's fee | 130,000 | - | - | - |
| | 15,599,500 | 13,449,600 | - | - |
| Less share issue costs | - | (316,271) | - | - |
| | 15,599,500 | 13,133,329 | - | - |
| Balance - end of year | 21,381,235 | 21,568,806 | 5,781,735 | 8,435,477 |

## 5. SHARE CAPITAL (continued)

a) During fiscal 2004, the Company completed:

i) a non-brokered private placement of 3 million units at a price of $0.20 per unit, for total proceeds of $600,000. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one common share ofthe Company at a price of $0.30 per share on or before October 1, 2005. Certain directors of the Company have purchased 325,000 units of the private placement.

The Company also issued 130,000 shares and granted 150,000 warrants in consideration as finders' fees on a portion of the private placement. The terms of the warrants are on the same basis as the private placement share purchase warrants.

ii) a non-brokered private placement of 8 million units at a price of $1.45 per unit, for total proceeds of $11,600,000. Each unit consists of one common share and one-half non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $1.85 per share on or before May 6, 2005 and $2.05 on or before May 6, 2006. Certain directors of the Company have purchased 20,000 units of the private placement.

b) A summary of the changes of the Company's stock options for the year ended June 30, 2004 and 2003, is as follows:

| | 2004 | | 2003 | |
|---|---|---|---|---|
| | Number of Shares | Weighted Average Exercise Price $ | Number of Shares | Weighted Average Exercise Price $ |
| Outstanding - beginning of year | 475,000 | 0.35 | 575,000 | 0.35 |
| Granted | 1,410,000 | 1.50 | - | - |
| Cancelled | - | - | (100,000) | 0.35 |
| Exercised | (135,000) | 0.35 | - | - |
| Outstanding – end of year | 1,750,000 | 1.28 | 475,000 | 0.35 |

The following table summarizes the stock options outstanding and exercisable at June 30, 2004:

| Exercise Price $ | Options Outstanding | Options Exercisable | Expiry Date |
|---|---|---|---|
| 0.35 | 340,000 | 340,000 | May 22, 2005 |
| 0.76 | 190,000 | 50,000 | November 24,2005 |
| 0.60 | 200,000 | 200,000 | October 23, 2006 |
| 2.25 | 100,000 | 50,000 | April 1, 2006 |
| 1.80 | 160,000 | 160,000 | June 21, 2006 |
| 1.42 | 250,000 | 250,000 | February 10, 2007 |
| 2.25 | 150,000 | 150,000 | April 1, 2007 |
| 1.80 | 360,000 | 360,000 | June 21, 2007 |
| | 1,750,000 | 1,560,000 | |

## 5. SHARE CAPITAL (continued)

c) As at June 30, 2004, the Company had outstanding warrants issued pursuant to private placements and agents warrants which may be exercised to purchase 5,815,500 shares. The warrants expire at various times until May 6, 2006 and may be exercised at prices ranging from $0.30 per share to $2.05 per share.

A summary of changes of the Company's warrants for the year ended June 30, 2004 is as follows:

| | Number of Shares |
|---|---|
| Balance, beginning of year | 2,750,000 |
| Issued pursuant to private placement | 7,150,000 |
| Exercised | (4,084,500) |
| Balance, end of year | 5,815,500 |

Of the warrants exercised, 50,000 warrants were exercised prior to June 30, 2004, but the shares were not issued subsequent to the year end. Included in amounts receivable and advances at June 30, 2004, is a total of $12,500 for the proceeds from the exercise of these warrants, which proceeds were deposited until subsequent to the year end.

## 6. STOCK-BASED COMPENSATION

During the year ended June 30, 2004, the Company granted stock options to directors and consultants to purchase 1,410,000 shares of the Company.

Pursuant to the CICA standard of accounting for stock-based compensation (note 2), the fair value of stock options granted, in the amount of $932,400, has been recorded as an expense in the year.

The fair value of stock options is estimated using the *Black-Scholes Option Pricing Model* with the following assumptions:

| | |
|---|---|
| Risk-free interest rate | 1.18% - 5.75% |
| Estimated volatility | 108% - 121% |
| Expected life | 1.0 - 1.5 years |
| Expected dividend yield | 0% |

The weighted average fair value of the options granted during the year ended June 30, 2004, was $0.66 per share.

Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

## 7. RELATED PARTY TRANSACTIONS

(a) During the year ended June 30, 2004, the Company incurred $90,376 for management and professional services provided by a company controlled by the President of the Company and by certain directors.

## 7. RELATED PARTY TRANSACTIONS (continued)

(b) Subsequent to entering into the mineral property agreements with JABA in Notes 3(a) and 3(b), the President of the Company was appointed a director of JABA and the President of JABA was appointed a director of the Company.

(c) See also Notes 3(c), 3(d) and 5(a).

## 8. OFFICE LEASE

Effective June 14, 2004, the Company entered into a joint office lease agreement with a non-related third party. The lease is for a minimum period of thirteen months at a rate of $10,000 per month, effective July 1, 2004, of which the Company's portion is $5,700 per month. The Company is also subleasing to two non-related third parties for $3,300 per month and to JABA for $1,000 per month.

## 9. SEGMENTED INFORMATION

The Company's mineral properties are located in Mexico and Argentina and its corporate assets are located in Canada. The Company is in the development stage and, accordingly, has no reportable segment revenues or operating revenues during the years ended June 30, 2004 and 2003.

| | 2004 | | | | 2003 |
|---|---|---|---|---|---|
| | Canada<br>$ | Mexico<br>$ | Argentina<br>$ | Total | Canada<br>$ |
| Current assets | 9,669,826 | 673,345 | - | 10,343,171 | 23,023 |
| Mineral property interest | - | 3,029,208 | 156,749 | 3,185,957 | 28,133 |
| Plant and equipment | 10,400 | 2,067,997 | - | 2,078,397 | 51,156 |
| | 9,680,226 | 5,770,550 | 156,749 | 15,607,525 | 23,023 |

## 10. SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash financing and investing activities were conducted by the Company as follows:

| | 2004<br>$ | 2003<br>$ |
|---|---|---|
| Financing activities | | |
| Issuance of common shares for mineral property interests | 127,000 | - |
| Investing activities | | |
| Expenditures on mineral property interests | (127,000) | - |

## 11. INCOME TAXES

As at June 30, 2004, the Company has approximately $1,655,000 of non-capital losses and $125,000 of net capital losses carried forward and cumulative unclaimed resource deductions and capital cost pools of approximately $4,736,000 available, in certain circumstances, to offset future taxable income in Canada. The

FIRST MAJESTIC RESOURCE CORP.
*(A Development Stage Company)*

**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

**FOR THE YEARS ENDED JUNE 30, 2004 AND 2003**

## 11. INCOME TAXES (continued)

non-capital losses expire commencing 2005 through 2011. The net capital loss can be utilized to reduce taxes on future capital gains and may be carried forward indefinitely. The cumulative resource deductions and capital cost pools may be carried forward indefinitely.

In addition, subject to certain restrictions, the Company has tax pools of approximately $2,600,000 available to offset future taxable income in Mexico.

Future income tax benefits which may arise as a result of these losses have not been recognized in the financial statements as their realization is unlikely.

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

| | 2004<br>$ | 2003<br>$ |
|---|---|---|
| Combined federal and provincial income tax rate | 35.62% | 37.62% |
| Income tax benefit computed at Canadian statutory rates | 590,656 | 206,934 |
| Foreign tax rates different from statutory rates | (1,396) | - |
| Temporary difference not recognized in year | (384,475) | (155,043) |
| Unrecognized benefit of income tax losses | (204,785) | (51,891) |
| | - | - |

Significant components of the Company's future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

| | 2004<br>$ | 2003<br>$ |
|---|---|---|
| Future income tax assets | | |
| Net tax losses carried forward | 611,992 | 456,641 |
| Temporary differences on assets | 1,481,831 | 1,565,658 |
| Valuation allowance for future income tax assets | (2,093,823) | (2,022,299) |
| Net future income tax assets | - | - |
| Future income tax liabilities | - | - |
| Future income tax assets, net | - | - |

## 12. FINANCIAL INSTRUMENTS

The carrying amounts reported in the balance sheet for cash, amounts receivable and advances, and accounts payable and accrued liabilities approximate fair values due to the short term to maturity of the instruments.

The Company is not subject to significant currency, interest rate and credit risks arising from these instruments.

## 13. CONTINGENT LIABILITIES

In February, 2004, an action was commenced against the Company by the optionors of the Wekusko Property (Note 3(e)) whereby the optionors are seeking an amount of $43,500, 30,000 common shares of the Company and an entitlement to exercise an option to purchase 100,000 shares of the Company at $0.35 per share.

The Company has commenced an action against the optionors for damages and other relief.

## 14. SUBSEQUENT EVENTS

Subsequent to year-end, the Company issued 373,000 common shares pursuant to the exercise of warrants for proceeds of $109,400.

**FIRST MAJESTIC RESOURCE CORP.**
*(A Development Stage Company)*

## CONSOLIDATED SCHEDULE OF MINERAL PROPERTY INTERESTS

## FOR THE YEARS ENDED JUNE 30

| | 2004 | | | | | | 2003 |
|---|---|---|---|---|---|---|---|
| | Mexico | | | Argentina | Canada | Total | Canada |
| | Niko Silver Project $ | La Parilla Project $ | Chalchihuites Group Project $ | Platino Porphyry Project $ | Wekusko Lake Properties $ | $ | Wekusko Lake Properties $ |
| **BALANCE - BEGINNING OF YEAR** | - | - | - | - | 28,133 | 28,133 | 41,687 |
| **EXPENDITURES DURING THE YEAR** | | | | | | | |
| Aerial mapping | - | - | - | - | - | - | 21,218 |
| Assaying | 28,363 | - | - | 2,301 | - | 30,664 | 17,986 |
| Camp cost | - | - | - | - | - | - | 5,558 |
| Consulting | 8,566 | 55,085 | 17,675 | 7,362 | - | 88,688 | - |
| Drafting | 7,820 | - | - | 79 | - | 7,899 | - |
| Drilling | - | - | - | - | - | - | 71,952 |
| Environmental | 1,767 | - | - | 6,256 | - | 8,023 | - |
| Equipment rentals | - | - | - | - | - | - | 9,137 |
| Field supplies | 5,944 | - | - | 2,742 | - | 8,686 | 2,311 |
| Fuel and oil | - | - | - | - | - | - | 1,913 |
| Geological | 43,545 | - | - | 28,908 | - | 72,453 | 51,330 |
| Geophysics | 75,608 | - | - | - | - | 75,608 | 2,320 |
| Lease payments | 9,930 | - | - | - | - | 9,930 | - |
| Linecutting | - | - | - | - | - | - | 36,350 |
| Maps | 484 | - | - | 15,498 | - | 15,982 | - |
| Field office | 30,828 | - | - | 7,996 | - | 38,824 | 1,375 |
| Recording fees | - | - | - | - | - | - | 2,370 |
| Surface rights | 9,113 | - | - | - | - | 9,113 | - |
| Travel | 29,669 | 9,130 | - | 9,593 | - | 48,392 | 119 |
| Vehicles | 14,571 | - | - | 14 | - | 14,585 | - |
| | 266,208 | 64,215 | 17,675 | 80,749 | - | 428,847 | 223,939 |
| Less: MEAP grant received | - | - | - | - | (28,133) | (28,133) | (27,169) |
| | 266,208 | 64,215 | 17,675 | 80,749 | (28,133) | 400,714 | 196,770 |
| **ACQUISITION COSTS DURING THE YEAR** | 85,935 | 2,457,687 | 137,488 | 76,000 | - | 2,757,110 | - |
| Less: Write-down | - | - | - | - | - | - | (210,324) |
| **BALANCE - END OF YEAR** | 352,143 | 2,521,902 | 155,163 | 156,749 | - | 3,185,957 | 28,133 |